Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Nine Months Ended September 30,
	2018	2017	2017	2016	2015	2014	2013
Earnings as defined:
Pre-tax income	$67,082	$70,316	$89,168	$126,429	$107,705	$82,279	$60,720
Distributions from investees	13,305	33,402	39,431	24,793	7,152	6,568	6,262
Interest expense	114,163	110,004	137,766	111,272	96,236	146,787	147,084
(Income) loss in equity of affiliate	(827)	(23,534)	(20,630)	(2,446)	680	(7,243)	(26,051)
Interest portion of rental expense (1)	9,685	8,416	11,619	9,079	8,149	7,505	2,174
Total earnings	$203,408	$198,604	$257,354	$269,127	$219,922	$235,896	$190,189
Fixed charges as defined:
Interest expense	$114,163	$110,004	$137,766	$111,272	$96,236	$146,787	$147,084
Interest portion of rent expense (1)	9,685	8,416	11,619	9,079	8,149	7,505	2,174
Total fixed charges	$123,848	$118,420	$149,385	$120,351	$104,385	$154,292	149,258
Ratio of earnings to fixed charges	1.64	1.68	1.72	2.24	2.11	1.53	1.27

________________________
(1) One third of rent expense is the portion deemed representative of the interest factor.